Filed by LSB Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: LSB Financial Corp.
Commission File No.: 0-25070

101 Main St. P.O. Box 1628 Lafayette, IN 47902 (765) 742-1064 www.LSBANK.com lsbmail@LSBANK.com

FOR IMMEDIATE RELEASE	For further information contact:
Randolph F. Williams
President/CEO
(765) 742-1064
Fax: (765) 429-5932

LSB Financial Corp. Announces Second Quarter and Year-to-Date Results
August 13, 2014, Lafayette, IN - LSB Financial Corp. (NASDAQ:LSBI), the parent company of Lafayette Savings Bank, FSB, today reported year-to-date earnings of $778,000 or $0.49 diluted earnings per share compared to $1.3 million or $0.85 diluted earnings per share a year earlier.  Earnings for the quarter were $258,000 or $0.16 diluted earnings per share compared to $664,000 or $0.42 diluted earnings per share a year earlier.  The major contributors to the Bank’s year-to-date performance were a $525,000 decrease in the provision for loan losses, a $441,000 decrease in the gain on the sale of mortgage loans over the first six months of last year, a $400,000 or 6.8% decrease in net interest income for the six months compared to the same period in 2013 primarily because of lower rates and slower loan growth, and a $327,000 or 33% increase in other expenses due primarily to merger expenses.
Randolph F. Williams, President and CEO stated, “While we are still seeing low loan demand, we continue to be pleased with the improvement in our troubled loans.  At June 30, 2014, non-performing assets totaled $1.4 million or 0.39% of total assets, compared to $2.6 million or 0.70%, at the same point in 2013. Our allowance for losses is over 4 times total non-performing assets. With an allowance for loan losses totaling $6.1 million and only $1.3 in non-performing loans, we believe we are well reserved against asset deterioration.”
Williams continued, “We continue to make progress in our plan to partner with Old National Bank which will give us the opportunity to offer an expanded array of financial products and services.  Old National believes in giving back to the communities it serves, and we believe this merger will bring an additional source of support to Greater Lafayette. “
The closing market price of LSB stock on August 11, 2014 was $40.16 per share as reported by the Nasdaq Global Market.

LSB FINANCIAL CORP. SELECTED CONSOLIDATED FINANCIAL INFORMATION (Dollars in thousands except share and per share amounts)
Selected balance sheet data:	June 30, 2014	December 31, 2013
	(Unaudited)

Cash and due from banks	$16,735	$21,961
Interest-bearing deposits	8,311	2,237
Interest-bearing time deposits	1,247	1,743
Securities available-for-sale	64,326	62,705
Loans held for sale	488	657
Net portfolio loans	253,752	254,703
Allowance for loan losses	6,088	6,348
Premises and equipment, net	8,370	7,933
Federal Home Loan Bank stock, at cost	3,185	3,185
Bank owned life insurance	6,817	6,745
Other assets	5,457	5,712
Total assets	368,688	367,581

Deposits	314,510	314,620
Advances from Federal Home Loan Bank	10,000	10,000
Other liabilities	2,568	2,234
Total liabilities	327,078	326,854

Shareholders’ equity	41,610	40,727
Book value per share	$26.54	$26.03
Equity / assets	11.29%	11.08%
Total shares outstanding	1,567,764	1,564,838

Asset quality data:
Total non-accruing loans	$1,331	$2,572
Non-accruing loans 90 or more days past due	521	1,384
Non-accruing loans less than 90 days past due	810	1,188
Other real estate / assets owned	117	18
Total non-performing assets	1,448	2,590
Non-performing loans / total loans	0.52%	1.01%
Non-performing assets / total assets	0.39%	0.70%
Allowance for loan losses / non-performing loans	457.40%	246.81%
Allowance for loan losses / non-performing assets	420.44%	245.13%
Allowance for loan losses / total loans	2.34%	2.43%
Loans charged off	$556	$331
Recoveries on loans previously charged off	195	84

	Three months ended June 30, (Unaudited)		Six months ended June 30, (Unaudited)
	2014	2013	2014	2013
Selected operating data:
Total interest income	$3,193	$3,462	$6,437	$7,104
Total interest expense	482	596	977	1,244
Net interest income	2,711	2,866	5,460	5,860
Provision for loan losses	100	225	100	625
Net interest income after provision for loan losses	2,611	2,641	5,360	5,235
Non-interest income:
Deposit account service charges	302	300	566	573
Gain on sale of mortgage loans	327	527	516	957
Net (loss) on sale of real estate owned	(3)	---	1	(2)
Other non-interest income	319	331	653	749
Total non-interest income	945	1,158	1,736	2,277
Non-interest expense:
Salaries and benefits	1,480	1,551	2,976	3,078
Occupancy and equipment, net	313	321	718	640
Computer service	158	156	312	297
Advertising	81	97	161	212
FDIC insurance premium	117	117	232	233
Other	824	528	1,312	985
Total non-interest expense	2,973	2,770	5,711	5,445
Income before income taxes	583	1,029	1,385	2,067
Income tax expense	325	365	607	750
Net income	258	664	778	1,317
Other comprehensive income (loss)	165	(587)	284	(576)
Comprehensive income	423	77	1,062	741

Weighted average number of diluted shares	1,579,522	1,562,935	1,577,278	1,556,625
Diluted earnings per share	$0.16	$0.42	$0.49	$0.85

Return on average equity	2.48%	6.69%	3.76%	6.67%
Return on average assets	0.28%	0.73%	0.43%	0.73%
Average earning assets	$341,183	$341,925	$341,133	$342,270
Net interest margin	3.18%	3.35%	3.20%	3.42%
Efficiency ratio	83.61%	72.91%	80.48%	72.47%